UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-40998

WEAVE COMMUNICATIONS, INC.

(Exact name of registrant as specified in its charter)

1331 W Powell Way
Lehi, Utah 84043
(385) 331-4164

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.00001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock: One (1)*

* On October 26, 2026, upon the consummation of the transactions contemplated by that certain Agreement and Plan of Merger, dated as of August 18, 2026, by and among Weave Communications, Inc., a Delaware corporation (the “Registrant”), Willow Parent, LLC, a Delaware limited liability company (“Parent”), and Willow Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), Merger Sub merged with and into the Registrant (the “Merger”), with the Registrant surviving the Merger as a wholly owned subsidiary of Parent.

Pursuant to the requirements of the Securities Exchange Act of 1934, Weave Communications, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

WEAVE COMMUNICATIONS, INC.

Date: November 6, 2026	/s/ Tyler Waltman
Name: Tyler Waltman
Title: General Counsel